Exhibit 23.1

To the Board of Directors of Green Circle Decarbonize Technology Limited

We consent to the inclusion in the Form F-1 Registration Statement of Green Circle Decarbonize Technology Limited (the “Company”) of our report dated October 5, 2023 relating to our audit of the consolidated statements of financial position of the Company, as of March 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes.

We also consent to the reference to us on the cover page and under the captions “Overview of Our Business” and “Experts” in the Registration Statement.

/s/ BF Borgers CPA, PC
BF Borgers CPA, PC
Certified Public Accountants
Lakewood, Colorado
February 8, 2024